Exhibit 99.1

PRESS RELEASE

AerCap Announces Proposed Private Offering of $2.6 Billion Aggregate Principal Amount of Senior Notes

Amsterdam, The Netherlands; May 6, 2014 - AerCap Holdings N.V. (“AerCap” or the “Company," NYSE: AER) announced today that AerCap Ireland Capital Limited and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of the Company, propose to offer $2.6 billion aggregate principal amount of senior notes, consisting of three tranches of varying tenor in a private placement (the “Notes”). The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by the Company and certain other subsidiaries of the Company.

The Issuers intend to use the net proceeds from the Notes to finance part of the consideration payable in connection with the Company’s previously announced acquisition of 100% of the common stock of International Lease Finance Corporation, a wholly-owned subsidiary of American International Group, Inc.

The Notes and the related guarantees will not initially be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the laws of any other jurisdiction. The Notes may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the Notes, nor shall there be any offer, solicitation or sale of any Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About AerCap

AerCap is one of the world's leading aircraft leasing companies and has one of the youngest fleets in the industry. AerCap is a New York Stock Exchange-listed company (AER) and has its headquarters in the Netherlands with offices in Ireland, the United States, China, Singapore and the United Arab Emirates.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media: Frauke Oberdieck, AerCap Tel. +31 20 655 9616 foberdieck@aercap.com	For Investors: Peter Wortel, AerCap Tel. +31 20 655 9658 pwortel@aercap.com